

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

April 7, 2008

Via Facsimile (212) 658-9867 and U.S. Mail
Richard J. Margulies
Chairman of the Board
1475 West Cypress Road
Suite 2021
Ft. Lauderdale, FL 33309

Re: **East Coast Diversified Corporation**
        Revised Preliminary Schedule 14A
        Filed March 27, 2008
        File No. 000-50356

Dear Mr. Margulies:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Required Vote

1. We note your response to our prior comment 2 and the added disclosure. We also note your disclosure that the Stock Sale Agreement requires the approval of a majority of the shares of common stock and preferred stock. Please revise to clarify here what you mean by a majority of the shares of common stock and preferred stock. Is it a majority of the votes taking into account the preferred shareholders ability to vote one hundred votes per share of Preferred Stock or

each class voting separately? In this regard, disclose what percentage of the vote the Certain Affiliated Persons will have.

Closing

As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Kristen Shifflett, at (202) 551-3381, or David Humphrey, the Accounting Branch Chief, at (202) 551-3211, if you have questions regarding comments on the financial statements and related matters. Please contact me at with any other questions.

Sincerely,

Susan Block
Attorney-Advisor

cc: Richard Rubin *via* facsimile at (212) 658-9867